EXHIBIT 99.1

Seabridge Gold Drilling Set to Begin at KSM’s Iron Cap Deposit

Program targeting follow up of IC-16-62’s 555.2 m of 0.83 g/T Au & 0.24% Cu

TORONTO, June 21, 2017 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) announced today that core rigs are being mobilized to KSM to begin drilling two highly prospective targets: the down plunge projection of the Lower Iron Cap zone and a new target which could represent a fifth, higher grade deposit at KSM. Both targets were discovered in IC-16-62, the last hole drilled in the 2016 drill program. The plan is to complete approximately 8,750 meters in 10 holes in an area of about 600 meters by 500 meters. (See cross section for projected drill hole intersections at www.seabridgegold.net/pdf/NJun21-17-map.pdf.)

The KSM project, located in north western British Columbia, Canada is owned 100% by Seabridge and hosts four large gold-copper deposits, including Iron Cap.

Hole IC-16-62 returned an interval of 555.2 meters grading 0.83 g/T gold, 0.24% copper and 4.4 g/T silver beginning at a depth of 353 meters in the Lower Iron Cap zone. Off set drilling of this target will test for continuity of this mineralization down plunge of the existing resource. The hole spacing is designed to have the potential, if successful, of adding several hundred million tonnes of mineralized material with sufficient pierce points to expand resources both to the south of hole IC-16-62 towards the existing resource and also to the north.

The second target follows up on the blind discovery made higher up IC-16-62, consisting of an incomplete interval of more than 60.7 meters of 1.20 g/T gold, 0.95% Cu and 4.1 g/T silver, beginning at a depth of 201 meters. This interval could have been considerably wider but no core was recovered from 150 to 173 meters and from 183.0 to 201.0 meters while the orientation of the drill hole was being modified using down hole navi-drilling tools. It is noteworthy that the interval between 173.0 and 183.0 meters returned 0.53 g/T gold and 0.55% copper. This target is believed to be the higher grade core zone of a porphyry copper-gold system juxtaposed against the Iron Cap deposit on a normal fault, directly below the Sulphurets Thrust Fault where KSM’s other major deposits have been found. The holes targeting the plunge projection of the Lower Iron Cap zone are also expected to cross the blind discovery.

Seabridge Chairman and CEO Rudi Fronk commented: “This is the twelfth successive season we have drilled at KSM and, quite remarkably, we believe it could be one of our most productive. We have been anxiously awaiting the snowmelt so we can begin. We now expect Iron Cap will become considerably larger, much like Deep Kerr over the past three years. We are also keen to see how the new discovery proves up, given its exceptional grades and the possibility that it may extend to the north, west and east. IC-16-62 is one of the few times we have stepped out into an area without a surface expression of mineralization. This blind discovery confirms our belief that KSM still contains significant untapped discovery potential.”

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards, and in addition all copper assays that exceed 0.25% Cu are re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM Project and Iskut Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) areas of projected mineralization, including the range of its grade, based on previous drill results; (ii) the Company’s belief that the second target is the higher grade core zone of a porphyry copper-gold system juxtaposed against the Iron Cap deposit on a normal fault that possibly extends near surface to the north; (iii) the potential of adding several hundred million tonnes of mineralized material down plunge of the existing Iron Cap Lower zone resource, with sufficient pierce points to potentially add to resources; (iv) the expectation that Iron Cap will become considerably larger; and (v) the belief that KSM still contains untapped discovery potential.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to the presence of projected mineralization, variations in the mineral content or geotechnical characteristics within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2016 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

Rudi Fronk
Chairman and C.E.O.

For further information, please contact:
Rudi Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net